Exhibit 99.2

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

(Rs. in Crore except as stated)

		Quarter ended						Nine months ended				Year ended
S. No.	Particulars	31.12.2015 (Unaudited)		30.09.2015 (Unaudited)		31.12.2014 (Unaudited)		31.12.2015 (Unaudited)		31.12.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	6,796.55		7,245.42		8,592.95		21,902.05		24,354.49		32,372.84

	b) Other operating income	25.86		35.50		38.60		88.37		116.97		129.57

	Total income from operations (net)	6,822.41		7,280.92		8,631.55		21,990.42		24,471.46		32,502.41

2	Expenses

	a) Cost of materials consumed	4,194.97		4,074.91		5,099.89		12,750.09		14,322.39		18,849.69

	b) Purchases of stock-in-trade	378.94		322.13		232.97		856.40		826.58		998.46

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(415.76)		211.66		(39.12)		7.93		(128.74)		263.80

	d) Employee benefits expense	147.95		137.25		145.08		469.20		460.03		650.13

	e) Depreciation and amortisation expense	241.40		239.64		407.08		719.28		1,208.95		1,011.67

	f) Power and fuel charges	979.19		1,091.26		1,125.55		3,382.68		3,439.27		4,433.05

	g) Exchange loss / (gain) - (net)	(11.90)		45.32		(11.89)		26.87		59.62		0.81

	h) Other expenses	604.45		568.36		616.77		1,769.41		1,854.81		2,677.83

	Total expenses	6,119.24		6,690.53		7,576.33		19,981.86		22,042.91		28,885.44

3	Profit from operations before other income, finance costs and exceptional items	703.17		590.39		1,055.22		2,008.56		2,428.55		3,616.97

4	Other income	1,106.73		321.91		67.53		2,163.69		1,760.61		2,008.86

5	Profit from ordinary activities before finance costs and exceptional items	1,809.90		912.30		1,122.75		4,172.25		4,189.16		5,625.83

6	Finance costs	840.95		893.33		863.37		2,574.72		2,833.32		3,655.93

7	Profit from ordinary activities after finance costs but before exceptional items	968.95		18.97		259.38		1,597.53		1,355.84		1,969.90

8	Exceptional items	—		—		—		—		2.43		2.43

9	Profit from ordinary activities before tax	968.95		18.97		259.38		1,597.53		1,353.41		1,967.47

10	Tax expense (including deferred tax and net of MAT credit entitlement)	1.23		6.79		—		8.02		—		40.27

11	Net profit from ordinary activities after tax	967.72		12.18		259.38		1,589.51		1,353.41		1,927.20

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit for the period / year	967.72		12.18		259.38		1,589.51		1,353.41		1,927.20

14	Paid-up equity share capital (face value of Re. 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

15	Reserves excluding revaluation reserves as per balance sheet											33,761.37

16	Earnings per share (Rs.) (not annualised)*

	-Basic	3.26	*	0.04	*	0.87	*	5.36	*	4.56	*	6.50

	-Diluted	3.26	*	0.04	*	0.87	*	5.36	*	4.56	*	6.50

					(Rs. in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2015 (Unaudited)	30.09.2015 (Unaudited)	31.12.2014 (Unaudited)	31.12.2015 (Unaudited)	31.12.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Copper	3,856.66	4,444.40	5,090.93	13,097.03	14,152.07	19,018.13
b)	Iron Ore	238.73	79.79	70.74	395.61	263.57	266.95
c)	Aluminium	1,939.88	1,861.79	2,381.99	5,709.04	6,799.39	9,094.71
d)	Power	492.96	534.20	662.28	1,705.38	1,897.36	2,383.71
e)	Others	433.41	462.81	574.02	1,437.30	1,743.61	2,295.71

	Total	6,961.64	7,382.99	8,779.96	22,344.36	24,856.00	33,059.21

Less:	Inter Segment Revenue	165.09	137.57	187.01	442.31	501.51	686.37

	Net Sales/Income from Operations	6,796.55	7,245.42	8,592.95	21,902.05	24,354.49	32,372.84

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	608.17	536.85	522.71	1,682.41	1,133.54	1,722.14
b)	Iron Ore	6.81	(56.15)	(72.49)	(88.39)	(99.97)	(216.84)
c)	Aluminium	44.20	40.79	468.42	150.41	1,000.66	1,701.91
d)	Power	9.85	39.77	53.02	133.61	265.07	157.01
e)	Others	45.33	54.81	92.65	173.00	236.82	321.31

	Total	714.36	616.07	1,064.31	2,051.04	2,536.12	3,685.53

Less:	Finance costs	840.95	893.33	863.37	2,574.72	2,833.32	3,655.93
Add:	Other unallocable income net off expenses	1,095.54	296.23	58.44	2,121.21	1,653.04	1,940.30
Less:	Exceptional items	—	—	—	—	2.43	2.43

	Profit before tax	968.95	18.97	259.38	1,597.53	1,353.41	1,967.47

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	1,742.99	3,123.68	4,714.22	1,742.99	4,714.22	4,379.62
b)	Iron Ore	1,475.05	1,498.64	1,715.96	1,475.05	1,715.96	1,554.14
c)	Aluminium	28,761.96	28,884.53	28,918.26	28,761.96	28,918.26	29,052.99
d)	Power	7,310.03	7,193.04	7,613.27	7,310.03	7,613.27	7,498.01
e)	Others	1,012.24	1,015.82	1,129.94	1,012.24	1,129.94	1,191.68
f)	Unallocated	(5,678.23)	(8,063.17)	(9,735.95)	(5,678.23)	(9,735.95)	(9,618.57)

	Total	34,624.04	33,652.54	34,355.70	34,624.04	34,355.70	34,057.87

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2015 have been reviewed by the Audit Committee at its meeting held on January 27, 2016 and approved by the Board of Directors at their meeting held on January 28, 2016. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board of Directors of the Company at their meeting held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. The meetings of shareholders and creditors are expected in the current quarter.

3	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the charge for the year ended March 31, 2015 was lower by Rs. 598.90 Crore. Consequently, the figures in respect of the depreciation charge for the quarter and nine months ended December 31, 2015/ previous periods/ year presented are not directly comparable.

4	During the quarter ended December 31, 2015, the Company has invested Rs. 3,348.50 Crore in Compulsory Convertible Debentures (CCDs) of Rs 100 each at a premium of Rs 900 each carrying coupon of 2% per annum issued by its wholly owned subsidiary Malco Energy Limited (‘Malco’). CCDs shall be compulsorily convertible into equity shares not later than 10 years from the date of issue of such CCDs or at such other dates as may be mutually agreed between the parties at the fair value prevailing at the date of conversion. Subsequent to the period end the Company has further invested Rs. 2,662.73 Crore in the CCDs issued by Malco.

5	Previous period / year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : January 28, 2016	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

(Rs. in Crore except as stated)

		Quarter ended						Nine months ended				Year ended
S. No.	Particulars	31.12.2015 (Unaudited)		30.09.2015 (Unaudited)		31.12.2014 (Unaudited)		31.12.2015 (Unaudited)		31.12.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	14,800.97		16,349.21		19,128.21		48,102.06		55,631.85		73,364.10

	b) Other operating income	75.58		211.65		90.69		352.21		273.09		345.40

	Total income from operations (net)	14,876.55		16,560.86		19,218.90		48,454.27		55,904.94		73,709.50

2	Expenses

	a) Cost of materials consumed	5,244.66		5,197.42		6,438.16		16,109.59		18,499.35		23,975.94

	b) Purchases of stock-in-trade	294.70		265.27		136.96		636.63		500.85		637.82

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(305.99)		485.00		(212.77)		76.87		(523.79)		55.45

	d) Employee benefits expense	648.95		719.23		677.71		2,077.01		2,103.07		2,915.12

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	1,770.36		1,660.23		2,327.94		5,148.07		6,395.64		7,159.16

	f) Power and fuel charges	2,140.57		2,245.11		2,105.10		7,142.19		6,024.63		8,159.18

	g) Other expenses	3,747.93		3,649.06		3,927.17		11,314.48		11,270.28		15,921.44

	Total expenses	13,541.18		14,221.32		15,400.27		42,504.84		44,270.03		58,824.11

3	Profit from operations before other income, finance costs and exceptional items	1,335.37		2,339.54		3,818.63		5,949.43		11,634.91		14,885.39

4	a) Other income	579.06		721.11		428.88		2,193.58		2,325.39		2,366.53

	b) Exchange gain - (net)	136.35		494.04		404.99		884.97		794.57		610.67

5	Profit from ordinary activities before finance costs and exceptional items	2,050.78		3,554.69		4,652.50		9,027.98		14,754.87		17,862.59

6	Finance costs	1,390.62		1,418.10		1,341.06		4,166.51		4,337.97		5,658.78

7	Profit from ordinary activities after finance costs but before exceptional items	660.16		2,136.59		3,311.44		4,861.47		10,416.90		12,203.81

8	Exceptional items	—		—		—		—		2,173.26		22,128.93

9	Profit / (loss) from ordinary activities before tax	660.16		2,136.59		3,311.44		4,861.47		8,243.64		(9,925.12)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	160.58		204.00		477.64		717.06		898.99		1,448.36

11	Net profit / (loss) from ordinary activities after tax	499.58		1,932.59		2,833.80		4,144.41		7,344.65		(11,373.48)

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit / (loss) for the period / year	499.58		1,932.59		2,833.80		4,144.41		7,344.65		(11,373.48)

14	Share of profit / (loss) of associates	0.09		0.06		(0.01)		(0.04)		0.26		4.09

15	Minority interest	481.76		958.68		1,246.29		2,286.55		3,762.56		4,276.38

16	Net profit / (loss) after taxes, minority interest and share in profit / loss of associates	17.91		973.97		1,587.50		1,857.82		3,582.35		(15,645.77)

17	Net profit after taxes, minority interest and share in profit / loss of associates but before exceptional items	17.91		973.97		1,587.50		1,857.82		4,568.66		5,060.06

18	Paid-up equity share capital (Face value of Re. 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

19	Reserves excluding Revaluation Reserves as per balance sheet											53,578.77

20	Earnings per share after exceptional items (Rs.) (not annualised)*

	-Basic	0.06	*	3.28	*	5.35	*	6.27	*	12.08	*	(52.77)

	-Diluted	0.06	*	3.28	*	5.35	*	6.27	*	12.08	*	(52.77)

21	Earnings per share before exceptional items (Rs.) (not annualised)*

	-Basic	0.06	*	3.28	*	5.35	*	6.27	*	15.41	*	17.07

	-Diluted	0.06	*	3.28	*	5.35	*	6.27	*	15.41	*	17.07

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2015 (Unaudited)	30.09.2015 (Unaudited)	31.12.2014 (Unaudited)	31.12.2015 (Unaudited)	31.12.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Oil & Gas	2,039.68	2,242.06	3,503.64	6,908.74	11,968.27	14,645.37
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,991.40	3,488.43	3,499.78	9,765.47	9,454.69	13,225.95
	(ii) Silver - India	368.03	356.34	282.84	983.60	913.48	1,186.72
	(iii) Zinc - International	430.55	680.01	1,106.57	2,000.83	2,958.70	3,605.77

	Total	3,789.98	4,524.78	4,889.19	12,749.90	13,326.87	18,018.44
c)	Iron Ore	239.48	79.64	72.11	396.69	270.33	275.53
d)	Copper	4,544.07	5,325.16	5,865.21	15,440.66	17,002.82	22,632.36
e)	Aluminium	2,760.52	2,736.62	3,502.52	8,230.14	9,364.04	12,726.30
f)	Power	1,221.46	1,259.20	1,077.08	3,694.82	2,991.44	4,140.03
g)	Others	478.33	515.41	628.45	1,583.66	1,899.37	2,475.58

	Total	15,073.52	16,682.87	19,538.20	49,004.61	56,823.14	74,913.61

Less:	Inter Segment Revenue	272.55	333.66	409.99	902.55	1,191.29	1,549.51

	Net sales/income from operations	14,800.97	16,349.21	19,128.21	48,102.06	55,631.85	73,364.10

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	(395.17)	(67.01)	782.95	(207.39)	4,365.95	4,413.51
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	961.35	1,632.28	1,688.83	3,837.70	4,151.29	5,775.37
	(ii) Silver - India	316.24	304.87	206.19	830.11	627.35	844.44
	(iii) Zinc - International	(181.50)	(11.99)	172.92	(45.26)	342.87	296.04

	Total	1,096.09	1,925.16	2,067.94	4,622.55	5,121.51	6,915.85
c)	Iron Ore	(22.44)	(85.66)	(100.61)	(190.31)	(185.38)	(349.73)
d)	Copper	550.15	507.61	466.70	1,539.43	885.32	1,416.13
e)	Aluminium	(7.11)	(58.18)	501.87	(238.14)	1,010.82	1,824.53
f)	Power	163.00	164.32	84.36	484.63	385.28	513.64
g)	Others	58.87	70.63	104.10	212.32	265.35	339.64

	Total	1,443.39	2,456.87	3,907.31	6,223.09	11,848.85	15,073.57

Less:	Finance costs	1,390.62	1,418.10	1,341.06	4,166.51	4,337.97	5,658.78
Add:	Other unallocable income net off expenses	607.39	1,097.82	745.19	2,804.89	2,906.02	2,789.02

	Profit before tax and exceptional items	660.16	2,136.59	3,311.44	4,861.47	10,416.90	12,203.81

Less:	Exceptional items	—	—	—	—	2,173.26	22,128.93

	Profit / (loss) before tax	660.16	2,136.59	3,311.44	4,861.47	8,243.64	(9,925.12)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	24,144.49	25,051.47	45,324.78	24,144.49	45,324.78	26,552.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,951.13	10,867.33	11,875.04	11,951.13	11,875.04	11,966.67
	(ii) Zinc - International	1,743.20	1,715.50	2,294.80	1,743.20	2,294.80	2,144.33

	Total	13,694.33	12,582.83	14,169.84	13,694.33	14,169.84	14,111.00
c)	Iron Ore	4,926.90	4,947.30	4,986.17	4,926.90	4,986.17	4,608.30
d)	Copper	2,786.31	4,156.24	6,436.84	2,786.31	6,436.84	5,543.24
e)	Aluminium	39,040.52	39,109.89	38,195.26	39,040.52	38,195.26	38,342.09
f)	Power	19,857.52	18,933.22	19,899.31	19,857.52	19,899.31	20,062.90
g)	Others	1,532.05	1,545.14	1,814.33	1,532.05	1,814.33	1,737.78
h)	Unallocated	(17,926.31)	(17,332.58)	(22,228.43)	(17,926.31)	(22,228.43)	(21,552.66)

	Total	88,055.81	88,993.51	108,598.10	88,055.81	108,598.10	89,405.01

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively. During the quarter ended September 30, 2015, consequent to certain power facilities at a subsidiary being commissioned for generation and sale of commercial power, Capital Employed in respect of capital work-in-progress for the previous periods relating to power facilities used / to be used in the generation and sale of commercial power has been reclassified from ‘Aluminium’ segment to ‘Power’ segment.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2015 have been reviewed by the Audit Committee at its meeting held on January 27, 2016 and approved by the Board of Directors at their meeting held on January 28, 2016. The statutory aud

2	The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. The meetings of shareholders and creditors are expected in the current quarter.

3	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the charge for the year ended March 31, 2015 was lower by Rs. 864.85 Crore. Consequently, the figures in respect of the depreciation charge for the quarter and nine months ended December 31, 2015/ previous periods/ year presented are not directly comparable.

4	Previous period / year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : January 28, 2016	Chief Executive Officer & Whole Time Director